EXHIBIT 12.1

THE GOLDMAN SACHS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Nine Months Ended September		Year Ended December						Year Ended November				One Month Ended December
$ in millions	2012		2011		2010		2009		2008		2007		2008
Net earnings/(loss)	$ 4,583		$ 4,442		$ 8,354		$13,385		$ 2,322		$11,599		$ (780)

Add:
Provision/(benefit) for taxes	2,311		1,727		4,538		6,444		14		6,005		(478)
Portion of rents representative of an interest factor	95		159		169		145		146		137		13
Interest expense on all indebtedness	5,610		7,982		6,806		6,500		31,357		41,981		1,002
Pre-tax earnings/(loss), as adjusted	$12,599		$14,310		$19,867		$26,474		$33,839		$59,722		$ (243)

Fixed charges [1]:
Portion of rents representative of an interest factor	$ 95		$ 159		$ 169		$ 145		$ 146		$ 137		$ 13
Interest expense on all indebtedness	5,616		7,987		6,810		6,570		31,444		42,051		1,008
Total fixed charges	$ 5,711		$ 8,146		$ 6,979		$ 6,715		$31,590		$42,188		$1,021

Preferred stock dividend requirements	187		2,683		989		1,767		283		291		400

Total combined fixed charges and preferred stock dividends	$ 5,898		$10,829		$ 7,968		$ 8,482		$31,873		$42,479		$1,421

Ratio of earnings to fixed charges	2.21	x	1.76	x	2.85	x	3.94	x	1.07	x	1.42	x	N/A [2]

Ratio of earnings to combined fixed charges and preferred stock dividends	2.14	x	1.32	x	2.49	x	3.12	x	1.06	x	1.41	x	N/A [2]

1.

Fixed charges include capitalized interest of $6 million, $5 million, $4 million, $70 million, $87 million, $70 million and $6 million for the nine months ended September 2012, years ended December 2011, December 2010, December 2009, November 2008, November 2007 and one month ended December 2008, respectively.

2.

Earnings for the one month ended December 2008 were inadequate to cover total fixed charges and total combined fixed charges and preferred stock dividends. The coverage deficiencies for total fixed charges and total combined fixed charges and preferred stock dividends were $1.26 billion and $1.66 billion, respectively.